CBD BRANDS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

February 21, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Greg Dundas, Mary Beth Breslin, Kristin Lochhead, Kate Tillan

Re: CBD Brands, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted January 21, 2020

CIK No. 0001760903

Ladies and Gentlemen:

CBD Brands, Inc. (the “Company”) is hereby confidentially submitting a Draft Registration Statement on Form S-1 (“Submission No. 4”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 22, 2019 (the “Draft Submission”), a Second Draft Registration Statement on December 13, 2019 (“Submission No. 2”) and a Third Draft Registration Statement on January 21, 2020 (“Submission No. 3”). Submission No. 4 has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 received on February 4, 2020 from the staff of the Commission (the “Staff”) as well as certain other changes including our change of underwriter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 4 and all references to page numbers in such responses are to page numbers in Submission No. 4.

Prospectus Summary

Business Operations, page 1

1.	We note your response to prior comment 1. Please revise your summary to disclose the current status of the four additional sun care products that are in "various stages of FDA required testing." To the extent that you have not started FDA testing, as indicated by your disclosure that you plan to "commence" testing, please revise to make this clear. Please also revise your business section to discuss each of these products. In your revised business section disclosure, please provide a description of these products and the current status of development.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Pages 1, 2, 26, and 32 to clarify the additional CaniSkin and CaniSun products in development. Under the CaniSkin line, we are developing a CBD-infused moisturizing face serum. We must first finalize the formula to be used in the face serum, and, once approved, the product candidate will undergo stability testing. We intend to sell the product, provided it first passes stability testing, on our website for CaniSkin products. Under the CaniSkin line, we clarified that the CBD-infused lip balm (without SPF) has finished development and is currently being sold on our website Canisun.com. For the avoidance of doubt, the CBD-infused lip balm (without SPF), the products under development, and all non-CaniDermRX products are not subject to FDA testing requirements, but rather general testing as to stability, spf rating, water resistance etc. as discussed on pages 1, 26 and 32 and we have revised the aforementioned pages to clarify this. Concerning the description of the products, we respectfully believe the words “CBD-infused lip balm”, “CBD-infused sunscreen lotion” and “CBD-infused SPF 30 sunscreen spray” to be self-explanatory, i.e., a cbd-infused balm to apply to your lips to keep lips moisturized, a body lotion that provides spf protection against sunrays and a spray-on product that provides spf protection against sunrays. We have revised the aforementioned pages to discuss the development status of each of the products as follows:

“We also sell our CBD-infused lip balm on our website Canisun.com. We currently have additional CaniSun products in various stages of development as follows:

i)	CBD-infused SPF 30 Lip Balm;
ii)	CBD-infused SPF 15 sunscreen lotion;
iii)	Sunscreen lotions (SPF 30, 50 and 55);
iv)	Mineral-based sunscreen lotions (SPF 30 and 50); and
v)	CBD-infused SPF 30 continuous sunscreen spray.

Products i) through iv) above are all in the developmental stage, whereby we are finalizing the formula to be used in each product, respectively. For CBD-infused product candidates in development such as products i) and ii), we have already identified the sun care active ingredient formula (which has already been FDA approved) to be infused with CBD. Once the respective formulas for product candidates i) through iv) are created, the product candidates will undergo three months of stability testing. Provided that the product candidates pass the stability testing, we intend to sell the products on our CaniSun website. The formula for our mineral-based sunscreen lotion (SPF 30 and 50) (product iv) above) includes certain minerals as opposed to chemicals typically used in sunscreen lotions. The formula for our CBD-infused SPF 30 continuous sunscreen spray (product v) above) has already been developed, this product candidate is scheduled to complete stability testing in mid-February 2020 and, provided that this product candidate passes the stability testing, we intend to sell the product on our CaniSun website.

Overall, we believe that our currently offered sunscreen products comply with the FDA Final Rule for sunscreen products under 21 CFR 352 Sunscreen products for Over-the-Counter Human Use. Therefore, we believe that our sunscreen products fall within the FDA monograph and that FDA premarket approval and testing is not required. Our products have been tested for SPF Evaluation (SPF rating), Critical Wave Length (Broad Spectrum claim) and Water Resistance, each of which is defined within the monograph and labeled accordingly.”

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Use of Proceeds, page 22

2.	We note your response to prior comment 5. Please revise your filing to provide consistent disclosure regarding your use of proceeds for your product candidate(s), including the amounts to be allocated to each candidate, and how far in the development of the candidate you expect to reach with the offering proceeds. In this regard, we note that your use of proceeds disclosure currently indicates that you will be allocating proceeds to multiple products and the disclosure on page 32 indicates your plan to initiate the development of other products in parallel with your CaniDermRX topical solution. However, your breakout of “CaniDerm RX Products” here on page 22 appears limited to eczema.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Use of Proceeds section accordingly.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or or counsel with any questions or comments regarding this correspondence on the revised S-1.

Sincerely,

/s/ Brian John
Brian John

cc: (via email)

Arthur Marcus

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